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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22   AND ENDING 12/31/22
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CE Capital Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

293 Boston Post Road West, Suite 500
                    (No. and Street)

Marlborough   MA   01752
   (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Dane   (508)263-6208   ddane@ceadvisors.com
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CREE, ALESSANDRI & STRAUSS CPAs LLC
                    (Name – if individual, state last, first, and middle name)

20 WALNUT STREET, SUITE 301 WELLESLEY HILLS MA   02481
(Address)   (City)   (State)   (Zip Code)

10/31/18   6566
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Daniel Dane, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CE Capital Advisors, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Executive Vice President

[signature]
Regina A. Kolb
Notary Public

REGINA A. KOLB
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires On
November 27, 2026

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CE Capital Advisors, Inc.
Financial Statements and
Supplemental Schedules
December 31, 2022

CE Capital Advisors, Inc.

Index

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
    CE Capital Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CE Capital Advisors, Inc. as of December 31, 2022, the related statements of operations, changes in Stockholder's equity and cash flows for the year ended December 31, 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CE Capital Advisors, Inc., as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CE Capital Advisors, Inc.'s management. Our responsibility is to express an opinion on CE Capital Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CE Capital Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 13), has been subjected to audit procedures performed in conjunction with the audit of CE Capital Advisors, Inc.'s financial statements. The supplemental information is the responsibility of CE Capital Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri & Strauss

We have served as CE Capital Advisors, Inc.'s auditor since December 31, 2009.

Cree Alessandri & Strauss CPAs LLC
February 15, 2023

1

CE Capital Advisors, Inc.
Statement of Financial Condition
December 31, 2022

Assets

Current assets

Cash and cash equivalents	$	346,387
Accounts receivable, net of $0 allowance		-
Accounts receivable, Parent		11,229
Prepaid charges and other current assets		1,897
Total current assets		359,513
Total assets	$	359,513

Liabilities and Stockholder's Equity

Current liabilities

Accounts payable	$	639
Accounts payable, Parent		2,644
Total current liabilities		3,283

Stockholder's equity

Common Stock, 1,500 shares $.01 par value authorized, 800 shares issued and outstanding		8
Additional paid in capital		231,917
Surplus		124,305
Total stockholder's equity		356,230
Total liabilities and stockholder's equity	$	359,513

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

CE CAPITAL ADVISORS, INC.
Statement of Operations
For The Year Ended December 31, 2022

Revenues	$	-
Operating expenses:		
Salaries, payroll taxes and benefits		6,308
Rent		22,200
Professional fees		21,223
Other expenses		5,491
Telephone & data expenses		3,180
License & registration		2,585
Total operating expenses		60,987
Loss from operations		(60,987)
Interest income		1,275
Incentive compensation reimbursement		35,827
		37,102
Loss before taxes		(23,885)
Income tax benefit		(4,845)
Net Loss for the year	$	(19,040)

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

CE Capital Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2022

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, January 1, 2022	$ 8	$ 231,917	$ 143,345	$ 375,270
Loss for year	-	-	(19,040)	(19,040)
Balance, December 31, 2022	$ 8	$ 231,917	$ 124,305	$ 356,230

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

CE Capital Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities:		
Loss for year	$	(19,040)
Adjustments to reconcile income/(loss) to net		
cash provided/(used) by operating activities:		
(Increase) decrease in:		
Accounts receivable		(2,508)
Prepaid charges and other current assets		33
Increase (decrease) in:		
Accounts payable		(457,888)
Net cash used by operating activities		(479,403)
Net decrease in cash and cash equivalents		(479,403)
Cash and cash equivalents, beginning of the year		825,790
Cash and cash equivalents, end of the year	$	346,387
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	-

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

CE Capital Advisors, Inc.
Notes to Financial Statements
December 31, 2022

Note 1 – Nature of Business

CE Capital Advisors, Inc. (the "Company") was formed in October 2003 as a Massachusetts corporation. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker in merger and acquisition transactions for private firms.

The Company is a wholly owned subsidiary of Concentric Energy Advisors, Inc. ("Parent").

Note 2 – Significant Accounting Policies

Basis of accounting:
The accompanying financial statements are presented utilizing accounting principles generally accepted in the United States (GAAP), on the accrual basis of accounting.

Cash and Cash Equivalents:
The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

Estimates:
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates by management in determining assets, liabilities, revenues, and expenses. Actual results may differ from these estimates.

Income Taxes:
The Company is a C Corporation and files a consolidated federal return with the parent as well as a unitary Massachusetts state return with the parent. All income is taxed at the consolidated corporate level.

Accounts Receivable:
Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends.

Note 2 – Significant Accounting Policies (continued)

Subsequent Events:

Management has evaluated subsequent events through February 15, 2023, the date at which the statements were approved and available for issuance.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined in the rule, shall not exceed 15 to 1.

At December 31, 2022, the Company had a net capital of $345,748 which exceeds the required minimum net capital of $5,000 by $340,748.

Note 4 – Related Party Transactions

The Company occupies office facilities and is provided general and administrative services by the Parent in accordance with an expense sharing agreement.

The Company is charged by the Parent for occupancy and administrative expenses which amounted to $34,429 for 2022.

The financial position and results of operations could be different in the accompanying financial statements if these transactions with the Parent did not exist.

Note 5 – Deferred Income Tax

The Company files its income tax return on the cash basis of accounting. As a result, certain items such as accounts receivable and accounts payable while reflected in the accrual basis financial statements are not included in the tax returns.

CE Capital Advisors, Inc.
Notes to Financial Statements
December 31, 2022

Note 6 – Fair Value Measurements

The "Fair Value Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under FAS 157 and its applicability to the plan are described:

Level 1 – Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date. As required by the FASB "Fair Value Measurements and Disclosures" topic, the organization does not adjust the quoted price for these investments, even in situations where the organization holds a large position, and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.

Level 3 – Pricing inputs are unobservable for the investment, that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

The Organization did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2022.

Note 7 - Revenue from Contracts with Customers

Revenues are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured. Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:
• Identification of the contract with the customer;
• Identification of the performance obligation(s) under the contract;
• Determination of transaction price;
• Allocation of the transaction price to the identified performance obligation(s); and
• Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).
The Company recognizes revenues as services are rendered or upon completion of a success fee-based transaction as this satisfies the performance obligation identified in accordance with this standard.

Note 8 – COVID-19

In March 2020, the COVID-19 virus was declared a global pandemic, resulting in federal, state, and local governments mandating various restrictions. Management is continuing to monitor this situation to identify and address any potential interruptions in business operations caused by the pandemic. The Company's priorities are to ensure the safety of our staff while maintaining operations. Management has considered the consequences of COVID-19 and other events and conditions, and it has determined that they do not create a material uncertainty that casts significant doubt upon the entity's ability to continue as a going concern.

CE Capital Advisors, Inc.
Notes to Financial Statements
December 31, 2022

Note 9 – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress, commitments or contingencies at December 31, 2022.

**Review Report of Independent Registered Public Accounting Firm
(Required by SEC Rule 17a-5 for a Broker-Dealer
claiming an exemption from SEC Rule 15c3-3)**

To: The Board of Directors of
    CE Capital Advisors, Inc.

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) CE Capital Advisors, Inc. determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on management's evaluation the Company makes the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving investment banking and advisory services to customers throughout the year ended December 31, 2022, without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2022 to December 31, 2022, without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CE Capital Advisors, Inc.'s

11

compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 Footnote 74, 2013 release.

Cree Alessandri & Strauss

We have served as CE Capital Advisors, Inc.'s auditor since December 31, 2009.

Cree Alessandri & Strauss CPAs LLC
February 15, 2023

Cree Alessandri & Strauss, Certified Public Accountants LLC
20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com



CE CAPITAL ADVISORS

A FINRA MEMBER FIRM

Exemption Report
SEA Rule 17a-5(d)(4)

February 27, 2023

Cree, Alessandri & Strauss
Certified Public Accountants, LLC
20 Walnut Street
Wellesley Hills, MA 02481

Dear Mr. Alessandri:

We, as members of the management of CE Capital Advisors, Inc. (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving investment banking and advisory services to customers throughout the year ended December 31, 2022 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2022 to December 31, 2022 without exception.

293 Boston Post Road West • Suite 500 • Marlborough, MA • 01752 • 508-263-6200 • CEAdvisors.com



Daniel Dane

Financial Operations Manager

CE Capital Advisors, Inc.
Schedule I
**Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934**

December 31, 2022

Net Capital:	
Total stockholder equity qualified for net capital	$ 356,230
Deduction for non-allowable assets:	
Prepaid expenses and other current assets	(10,482)
Total non-allowable assets	(10,482)
Net capital before haircuts	345,748
Less: Haircuts	-
Net capital	345,748
Minimum capital requirement	5,000
Excess net capital	$ 340,748
Aggregate indebtedness:	
Liabilities	$ 3,283
Percentage of aggregate indebtedness to net capital	0.95%

No material differences exist between audited computation of net capital and
unaudited computation of net capital.

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.